UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated December 11, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South
Africa)
JSE Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
NYSE Code: SBGL
(“Sibanye Gold”)
WITWATERSRAND CONSOLIDATED
GOLD RESOURCES LIMITED
(Reg. No. 2002/031365/06)
(Incorporated in the Republic of South
Africa)
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104
("Wits Gold”)
FIRM INTENTION BY SIBANYE GOLD TO MAKE A CASH OFFER TO ACQUIRE THE
ENTIRE ISSUED ORDINARY SHARE CAPITAL OF WITS GOLD AT ZAR 11.55 PER
SHARE AND SIBANYE GOLD CAUTIONARY ANNOUNCEMENT

1.   Introduction
The boards of directors of each of Wits Gold and Sibanye Gold are pleased to advise that Sibanye Gold has submitted an offer to the board of Wits Gold to acquire by way of a scheme of arrangement (“Scheme”) in terms of section 114 of the South African
Companies Act, 2008 (the “Companies Act”) the entire issued share capital of Wits
Gold (“Wits Gold Shares”) for a cash consideration of ZAR11.55 (equivalent to
C$1.19*) per Wits Gold Share (“Scheme Consideration”) (the “Proposed
Transaction”) on the terms and conditions set out in an implementation agreement
(“Implementation Agreement”) executed between the parties on 10 December 2013.

The Implementation Agreement was executed following discussions between Wits Gold and Sibanye Gold and subsequent completion of a due diligence investigation on Wits
Gold by Sibanye Gold, and replaces a non-binding term sheet concluded between the parties on 7 November 2013 (“Non-binding Term Sheet”). The Scheme will be proposed by the Wits Gold board of directors (“Wits Gold Board”) between Wits Gold and the holders of Wits Gold Shares including Wits Gold American Depositary Receipt
(“ADR”) holders (“Wits Gold Shareholders”).

The Scheme Consideration represents a 35% premium to the 30 day volume weighted average price (“VWAP”) of Wits Gold shares traded on the JSE Limited (“JSE”) on
5 November 2013, being the agreed pricing date prior to execution of the Non-binding
Term Sheet.

The Scheme Consideration premium to the Wits Gold market price and 30 day VWAP on
9 December 2013 (one trading day prior to signature of the Implementation Agreement)
is set out in the table below:
JSE
TSX
Share price prior
to signing the
Implementation
Agreement
(9 December 2013)
Premium
Share price prior to
signing the
Implementation
Agreement
(9 December 2013)
Premium
ZAR
%
C$
%
Market price
R8.00
44.4%
C$0.80
49.0%
30-day VWAP
R7.85
47.1%
C$0.81
47.2%

Provided that all conditions precedent to the Proposed Transaction are met, the
Proposed Transaction will result in Sibanye Gold becoming the registered and beneficial owner of 100% of the Wits Gold Shares. Sibanye Gold intends to terminate the listing of the Wits Gold Shares on the JSE and Toronto Stock Exchange (“TSX”), as well as terminating the Wits Gold ADR programme, once the Scheme has been implemented.

2.   Rationale for the Proposed Transaction
Sibanye Gold
Sibanye Gold is committed to securing the long term future of its business in order to sustain its industry leading dividend yield. Sibanye Gold will pursue value accretive, strategic and growth acquisitions, which satisfy this commitment.

Sibanye Gold believes that the strategic opportunity presented by the consolidation of
Wits Gold’s Southern Free State assets with Sibanye Gold’s adjacent Beatrix operations, will secure the future of the Beatrix operations through the removal of farm fences, enabling contiguous ore bodies to be accessed from existing infrastructure and facilitating the logical rationalisation of mining blocks and increasing the effective use of existing surface and plant infrastructure.

Sibanye Gold further believes that Wits Gold‘s offer for the Burnstone gold mining operation (“Burnstone”) in South Africa’s Mpumalanga Province, which offer was included in the Southgold Exploration (Pty) Limited (“Southgold”) business rescue plan that was approved on 11 July 2013 (the “Burnstone Acquisition”), represents a value accretive investment opportunity following the restructuring of Southgold, as a result of the business rescue process. Sibanye Gold has successfully concluded its initial technical and legal review into Burnstone and its final decision to invest is subject to the implementation of the Proposed Transaction and the outcome of a detailed due diligence investigation in relation to Burnstone.

Sibanye Gold considers that its offer represents substantial value to Wits Gold
Shareholders. Sibanye Gold’s offer is fully funded, not subject to further due diligence and bears no substantive execution risk.

Wits Gold
Over the past 12 months the global gold sector has been under severe pressure, driven primarily by weakness in the gold price which has fallen over 25%, exacerbated by labour tensions in South Africa and broader concerns of international investors regarding the South African mining environment.

Junior gold miners have not been immune to these concerns, and in many instances the lower liquidity of these stocks has amplified the impact on their share prices.

As an exploration and development company without any producing assets, Wits Gold is reliant on investors to fund its development program and is therefore particularly affected by prevailing market sentiment.

Given this environment, Wits Gold has focused on identifying and executing opportunities that would see it become a gold producer. This focus saw Wits Gold make an offer for the Burnstone gold mine under the Burnstone Acquisition. As announced by
Wits Gold on 5 July 2013, Wits Gold has an obligation to provide up to ZAR950 million over time as working capital to bring the Burnstone mine into production which includes an initial payment of US$7.25 million (ZAR77.74m and C$7.71m*) on completion of this transaction.

As at 6 December 2013, Wits Gold had a cash balance of ZAR15.7 million. This balance is sufficient to cover Wits Gold’s working capital until March 2014 at which time
Wits Gold would require further funding.

Accordingly, pursuant to its obligations under the Burnstone Acquisition and its near term cash requirements, Wits Gold has been exploring its funding options. During this process Wits Gold concluded the non-binding term sheet with Sibanye Gold, resulting in the Proposed Transaction.

Sibanye Gold is offering a price of ZAR11.55 per share (equivalent to C$1.19*), a 44.4%
premium to Wits Gold’s closing share price on the JSE on 9 December 2013 and a
47.1% premium to its 30 day volume weighted average price on the JSE on 9 December
2013 (the date prior to signature of the Implementation Agreement). Wits Gold considers this premium appropriate given precedent global gold sector transactions and South
African transactions.

The Proposed Transaction also offers Wits Gold Shareholders an opportunity to crystallize the value of their shareholding in Wits Gold. The limited liquidity of Wits Gold

Shares on the JSE and TSX would otherwise preclude shareholders from exiting significant positions without negatively impacting the Wits Gold share price.

3.     Material Terms of the Proposed Transaction
a.     Proposed Transaction Mechanism
The Scheme will be proposed by the Wits Gold Board between Wits Gold and the
Wits Gold Shareholders and is subject to the conditions set out in clauses 4 and 5 below.
b.     Proposed Scheme Consideration
Under the terms of the Scheme, Sibanye Gold will pay to Wits Gold Shareholders the Scheme Consideration of ZAR11.55 (equivalent to C$1.19*) per Wits Gold
Share in cash.
c.     Wits Gold Share Options
Pursuant to the Offer, outstanding options to acquire Wits Gold Shares will have all vested and become exercisable and will expire should they not have been exercised by the Scheme Implementation Date. Wits Gold Shares that are acquired pursuant to the exercise of options will be acquired by Sibanye Gold under the terms of the
Proposed Transaction.
d.     American Depositary Receipts
Holders of Wits Gold ADRs will be entitled to vote on the Proposed Transaction, as provided for under the terms of the depositary agreement with the Bank of New York
Mellon (“BNYM”). ADR holders are referred to the information to be provided by
BNYM for details. The Wits Gold Shares represented by the ADRs will be acquired by Sibanye Gold under the terms of the Proposed Transaction upon implementation of the Scheme. Following the completion of the Proposed Transaction, Sibanye
Gold intends to terminate the ADR programme.
e.     Funding Arrangements
Sibanye Gold will fund the Scheme Consideration from its own cash resources, which are sufficient for the purposes of satisfying the full Scheme Consideration.
The South African Takeover Regulation Panel established in terms of section 196 of the Companies Act (“Takeover Panel”), has been provided with an irrevocable confirmation from Nedbank Capital that sufficient cash is held in escrow for the purpose of satisfying the full Scheme Consideration in compliance with regulations
111(4) and 111(5) of the Companies Act Regulations, 2011 (“Takeover
Regulations”).

4.    Material conditions to the posting of the circular
The posting of a circular to Wits Gold Shareholders in respect of the Scheme
(“Circular”) is subject to the fulfillment or waiver of, inter alia, the following material conditions:

a.     The Wits Gold Board having appointed an independent expert in terms of section
        114 (2) of the Companies Act and Takeover Regulations (“Independent Expert”)
        and the Independent Expert having prepared and issued a report concerning the
        Scheme to Wits Gold Shareholders (the “Report”) in terms of section 114 (3) of the
        Companies Act and Regulation 110 of the Takeover Regulations;
b.     Receipt by Sibanye Gold of the irrevocable undertakings referred to in paragraph 8 below;
c.     The Independent Expert providing a Report and expressing an opinion on the
        Scheme Consideration;
d.     The Independent Board of Wits Gold established for the purpose of the Proposed
        Transaction (“Independent Board”) providing a recommendation to Wits Gold
        Shareholders; and
e.     All requisite approvals being obtained from the JSE, TSX, the Takeover Panel and the Financial Surveillance Department of the South African Reserve Bank for the
        posting of the Circular.

5.    Material conditions to the Scheme
        The implementation of the Scheme will be subject to the fulfillment, or waiver, of inter alia, the following conditions by 30 April 2014 or such later date as Wits Gold and
        Sibanye Gold may agree to in writing:
a.    Each of Sibanye Gold and Wits Gold obtaining written approval from any third party financier or security holder, to the extent required;
b.   The receipt of a compliance certificate in relation to the Scheme from the Takeover
       Panel;
c.   The Southgold business rescue plan is still valid and in force and effect and that
       Wits Gold proceeds with the Burnstone Acquisition;
d.   The approval of the Scheme by the requisite majority of Wits Gold Shareholders at the general meeting convened to approve the Scheme (“Scheme Meeting”), as contemplated in section 115(2) of the Companies Act and:

       i.         to the extent required, the approval of the implementation of the resolution by the High Court of South Africa (“Court”) as contemplated in section 115(3) of the Companies Act; and
       ii.        if applicable, Wits Gold not treating the aforesaid resolution as a nullity, as contemplated in section 115(5)(b) of the Companies Act;

e.     Wits Gold Shareholders not having exercised appraisal rights by giving valid demands to this effect to Wits Gold, in terms of section 164(7) of the Companies
         Act, in respect of more than 5% of the Wits Gold Shares within 30 business days following the Scheme Meeting, provided that, in the event that any Wits Gold
         Shareholder/s give notice objecting to the Scheme, as contemplated in section

164(3) of the Companies Act, and those Wits Gold Shareholders vote against the resolution proposed at the Scheme Meeting, but do so in respect of no more than
5% of the Wits Gold Shares, this condition shall be deemed to have been fulfilled at the time of the Scheme Meeting;
f.
Receipt of unconditional approval of the Proposed Transaction by the South African
Competition Authorities; and
g.     A material adverse change not having occurred on or before 30 April 2014 or should such material adverse change have occurred, that it will have been remedied by such date. A material adverse change shall be, an event or occurrence objectively determined, having a prejudicial impact or materially disproportionate effect on:
i. Sibanye Gold to the value of ZAR1 billion; and
ii. Wits Gold to the value of ZAR80 million.
6.     Other
a.     Exclusivity Undertaking
Wits Gold has undertaken not to solicit offers from third parties that compete with the Proposed Transaction.
b.     Break Fee
Notwithstanding the Exclusivity Undertaking, should Wits Gold receive an alternative offer and that transaction ultimately proceeds instead of the Proposed Transaction,
Wits Gold will pay to Sibanye Gold a break fee equal to 1.0% of the value of the
Proposed Transaction.

7.     Shareholding of Sibanye Gold and concert parties in Wits Gold
As at the date of this announcement, Sibanye Gold does not hold or control (directly or indirectly) any Wits Gold Shares or options to acquire Wits Gold Shares.

In making the offer, Sibanye Gold is not acting in concert with any party.

8.     Wits Gold Shareholder Support
Wits Gold and Sibanye Gold have received irrevocable undertakings from certain Wits
Gold Shareholders to vote or procure to vote the number of Wits Gold Shares held by each of them as at the record date of the Scheme Meeting in favour of the Scheme, which shareholders collectively hold 56.95% of the Wits Gold Shares.

Prior to the posting of the Circular, the Wits Gold Board shall use its reasonable commercial endeavours to obtain and deliver to Sibanye Gold further irrevocable undertakings from the Wits Gold Shareholders in respect of 60% of the Wits Gold
Shares.

9.    Independent Board and Report
The Proposed Transaction is classified as an affected transaction in terms of the
Companies Act. Accordingly, Wits Gold has convened its Independent Board, comprising
Gayle Wilson, Kenneth Dicks and Patrick Cooke, in terms of the Takeover Regulations, to consider the terms of the Proposed Transaction and the Report.

The Independent Board will appoint an Independent Expert to consider the Scheme
Consideration and to advise, inter alia, whether the Scheme Consideration is fair and reasonable to the Wits Gold shareholders. The full Report of the Independent Expert and the basis for its conclusion will be included in the Circular.

10.   Posting of the Circular
Further details of the Scheme will be included in the Circular to be posted to Wits Gold
Shareholders on or about 10 February 2014, which will include, inter alia, the notice of
Scheme Meeting to be held on or about 11 March 2014 for the purposes of considering and, if deemed fit, passing the special resolutions required to approve the Scheme. The salient dates in relation to the Scheme will be published prior to the posting of the
Circular.

11.   Background to the Parties
Sibanye Gold
Sibanye Gold is a South African domiciled gold mining Company, which currently owns and operates three principal operations, namely Kloof and Driefontein in the West
Witwatersrand region (“West Rand”) and Beatrix in the Free State. On 21 August 2013,
Sibanye Gold announced the acquisition of the West Rand Cooke Operations from Gold
One International Limited.

Sibanye Gold is the largest producer of gold from South Africa and amongst the top ten largest gold producers globally.

Sibanye Gold's operations are historically some of the most productive and high grade mines in the industry. At the end of 2012 the company reported reserves of 13.5 million ounces and resources of 74.2 million ounces in terms of the South African Code for the
Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the
“SAMREC Code”). Sibanye Gold is implementing its new operating model and strategy and has focused on reducing costs and increasing productivity in order to increase its
Reserve position and enable its high quality operations to maintain production of over
1.2 million ounces of gold per annum for more than ten years.

The company is unhedged and significantly leveraged to the rand gold price and, due to its relatively low capital requirements and robust cash flow, and is committed to paying a dividend of between 25% to 35% of normalised earnings to its shareholders.

Wits Gold
Wits Gold is a South African gold and uranium exploration company operating in the
Witwatersrand Basin (“Wits Basin”) of South Africa. Wits Gold was formed in 2003 with the aim of acquiring properties adjacent to operating mines within the goldfields of the
Wits Basin, in order to quantify their exploitable resources.

This exclusive focus on exploration served to build a comprehensive and unique geological understanding of the Wits Basin and led to the development of two high-
quality projects, namely the De Bron Merriespruit and Bloemhoek projects, strategically located in the Southern Free State and with potential to deliver both short and long term value. Wits Gold also holds uranium resources at Beisa North which are adjacent to
Beatrix West, which has potential to be converted into a uranium producer.

With these two projects at an advanced stage of development, Wits Gold announced on
5 July 2013 that it had submitted a final binding offer to Mr Peter van den Steen, the business rescue practitioner of Southgold, to acquire Southgold which holds 100% of the
Burnstone mine located in the South Rand area of the Wits Basin.

12.   Responsibility Statements
a.     Sibanye Gold (to the extent that the information relates to Sibanye Gold) accepts responsibility for the information contained in this announcement and, to the best of its knowledge and belief, the information is true and this announcement does not omit anything likely to affect the importance of the information included.
b.     The Independent Board (to the extent that the information relates to Wits Gold)
         accepts responsibility for the information contained in this announcement and, to the best of its knowledge and belief, the information is true and this announcement does not omit anything likely to affect the importance of the information included.

13. Categorisation and cautionary announcement
The Proposed Transaction is a category 2 transaction for Sibanye Gold under the
Listings Requirements of the JSE. Accordingly Sibanye Gold is required to disclose the pro forma financial effects of the Proposed Transaction. Sibanye Gold shareholders are advised to exercise caution when dealing in Sibanye Gold’s securities until a further announcement setting out the pro forma financial effects is made.

*Converted at a C$:ZAR exchange rate of 9.6875 and a US$:ZAR exchange rate of
10.3084 as at 9 December 2013

Johannesburg
11 December 2013

On behalf of Sibanye Gold
On behalf of Wits Gold
Corporate adviser
Corporate adviser and Lead JSE
Sponsor
Qinisele Resources Proprietary Limited Macquarie First South Capital Proprietary
Limited
JSE Sponsor
JSE Sponsor
JP Morgan PricewaterhouseCoopers
South African Legal Adviser
South African Legal adviser
Edward Nathan Sonnenbergs Brink Falcon Hume Inc
Canadian Legal Counsel
Canadian Legal Counsel
Norton Rose Fulbright Canada LLP Stikeman Elliott
US Legal Counsel
Linklaters LLP

FORWARD-LOOKING STATEMENTS

Certain statements included in this announcement, as well as oral statements that may be made by Sibanye Gold or Wits Gold, or by officers, directors or employees acting on their behalf related to the subject matter hereof, constitute or are based on forward-
looking statements. Forward-looking statements are preceded by, followed by or include the words “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”,
“estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases.
These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye Gold or Wits Gold, that could cause Sibanye Gold’s or
Wits Gold’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.
Such risks, uncertainties and other factors include, among others, the parties ability to complete the Proposed Transaction, Sibanye Gold’s ability to successfully integrate the acquired assets with its existing operations, Sibanye Gold’s ability to achieve anticipated efficiencies and other cost savings in connection with the Proposed Transaction,
Sibanye Gold’s future dividend policy, the success of exploration and development activities and other risks. Sibanye Gold and Wits Gold undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect any change in Sibanye
Gold’s expectations with regard thereto.

This press release includes mineral reserves and resources information prepared in accordance with the SAMREC Code, and not in accordance with the U.S. Securities and
Exchange Commission’s Industry Guide 7.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: December 11, 2013
By:             /s/ Charl Keyter
Name:        Charl Keyter
Title:           Chief Financial Officer